[LETTERHEAD OF SONNENSCHEIN NATH & ROSENTHAL LLP]	1301 K Street, N.W. Suite 600, East Tower Washington, D.C. 20005-3364 202.408.6400 202.408.6399 fax www.sonnenschein.com

Thomas L. Hanley
(202) 408-9234
thanley@sonnenschein.com

September 18, 2009

VIA EDGAR

Melissa Campbell Duru, Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 - 3628

Re:	CNS Response, Inc./Leonard J. Brandt Commission File No. 0-26285 Comment Letter Dated September 16, 2009

Dear Ms. Duru:

On behalf of CNS Response, Inc. (the “Company”), this responds to the staff’s comment letter dated September 16, 2009 regarding the Company’s filings referenced therein.  For convenience of reference, each of the comments is reproduced below, followed by the Company’s response to each such comment.

PRECI4A filed September 2, 2009

1.
As discussed with the staff and as indicated in your materials, it appears that the company will no longer be soliciting for proxies related to the September 4, 2009 meeting or any adjournment thereof. Please confirm this fact supplementally in your response letter.

Company response:
The Company supplementally confirms that it will no longer be soliciting proxies related to the purported September 4, 2009 meeting or any adjournment thereof.

Soliciting Materials filed September 4, 2009
Soliciting Materials filed September 10, 2009
Soliciting Materials filed September 14, 2009

2.
Throughout your soliciting materials, please avoid presenting as fact legal conclusions that the company has made in advance of findings by any state or federal court. For example, you state that the September 4, 2009 meeting had deficiencies and was “not a legitimate meeting”. In future filings, wherever such statements are made, please also disclose that matters regarding the legitimacy of Mr. Brandt's actions are in dispute before the courts and may ultimately not be decided in favor of the company.

Company response:

The Company will avoid presenting as fact legal conclusions that it has made in advance of findings by a court.  In this regard, the Company believes that its disclosures in the proxy statement, the materials it has filed under Rule 14a-12 and in its Form 8-K filings, taken as a whole, make it clear that there are disputes regarding these matters that are currently the subject of Delaware and federal court actions, the courts in those actions have yet to make render any final decisions and the courts may render decisions that are adverse to the Company.  The Company’s disclosure in future filings will address, where appropriate, the disputed nature of the legitimacy of Mr. Brandt’s actions.

U.S. Securities and Exchange Commission
September 18, 2009

3.
Please avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete assertions in the document regarding Mr. Brandt's “misleading statements” and “false claims”.

Company response:

The Company understands the limitations set forth in Rule 14a-9 regarding statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  With respect to the Company’s statements regarding Mr. Brandt’s “misleading statements” and “false claims,” the Company believes it has adequate factual foundation for its assertions.

PRECI4A filed September 3, 2009
DEF14A filed September 15, 2009

4.
Throughout your disclosure, you assert what appear to be legal conclusions regarding whether or not Mr. Brandt's actions were valid and the proper interpretation of the version of the bylaws of the company.  As noted in a previous comment, wherever such statements are included, please also provide balanced disclosure acknowledging that matters regarding the legitimacy of Mr. Brandt's actions and interpretations of applicable company charter provisions and state law are matters that are pending before the courts and may ultimately not be decided in favor of the company.

Company response:

As noted in the Company’s response to comment 2 above, the Company’s disclosure in future filings will address, where appropriate, the disputed nature of the legitimacy of Mr. Brandt’s actions. The Company believes that the discussion included under the caption “Other Matters” adequately informs stockholders of the nature of the litigation relating to Mr. Brandt’s actions and that these matters are currently pending before the Delaware and federal courts.  The Company also believes that its disclosure makes it clear that these matters may not be decided in the Company’s favor.  For example, with respect to the “status quo” motion, the Company states “[i]f the Court enters a form of status quo order that would operate to prevent us from having our September 29 annual meeting, we will comply with that order and postpone or adjourn the annual meeting to a later date (unless such order prevents us from doing so).” Similarly, with respect to the Section 225 action, the Company indicates “…it is possible that Mr. Brandt could be provided relief that is not consistent with the vote of the stockholders at the September 29 meeting, including the possibility that our nominees will not be deemed to have been elected as directors even if they otherwise would have received the votes of a majority of the CNS stock voting at the meeting.”

U.S. Securities and Exchange Commission
September 18, 2009

Cover Letter

5.
Please revise the letter to shareholders to prominently highlight the fact that Mr. Brandt has raised legal challenges under state law that seek to validate his September 4, 2009 meeting. Your letter should similarly highlight that such challenges could prevent the September 29, 2009 meeting from taking place or negate the validity of any proxies returned in connection with the September 29, 2009 meeting.

Company response:

The Company believes that the disclosures included elsewhere in its definitive proxy statement concerning the purported September 4 meeting and Mr. Brandt’s Delaware court action to attempt to validate that meeting and its results adequately inform stockholders of the matters addressed in your comment, and, therefore, no additional disclosure in the cover letter is necessary.

Background of our Solicitation

6.
You indicate your intention to oppose any attempt by Mr. Brandt to cause the removal of your current directors through action by written consent. Please clarify that the return of the white proxy card would only be valid with respect to the September 29, 2009 meeting or an adjournment thereof and would have no bearing on any consent solicitation. Further confirm supplementally in your response that any solicitations by the company seeking the revocation of consents will be filed under separate cover of Schedule 14A.

Company response:

The Company’s additional definitive soliciting materials include disclosure intended to make clear that the white proxy card is valid only with respect to the annual meeting of stockholders scheduled for September 29, 2009 and any adjournment or postponement thereof and will not be valid in connection with any opposition to Mr. Brandt’s consent solicitation.  The Company also supplementally confirms that any solicitation by the Company seeking the revocation of consents that may have been provided by stockholders to Mr. Brandt will be made pursuant to a separate Schedule 14A filing.

7.
In your disclosure, you state that Mr. Brandt “after 12 months [was] unsuccessful in his efforts to secure acceptable financing.” Your disclosure suggests that Mr. Brandt was single-handedly responsible for securing financing, Please revise to clarify and acknowledge, if true, whether Mr. Brandt was solely responsible or whether other members of the Board and/or management were charged with searching for financing.

Company response:
The Company’s additional definitive soliciting materials include disclosure intended to make clear that Mr. Brandt was primarily responsible for identifying potential investors and securing financing.

U.S. Securities and Exchange Commission
September 18, 2009

8.
You highlight the failure of Mr. Brandt, as Chairman of the Board, to call a shareholder meeting during his tenure as Chairman. Please revise your disclosure to describe, in a more balanced manner, the provisions in the company's bylaws that similarly would have permitted the Board of Directors to call a shareholder meeting and explain why no such meeting was called.

Company response:

The Company’s additional definitive soliciting materials include disclosure regarding the bylaw provisions with respect to the calling of meetings and an explanation as to why no such meeting was called.

9.
Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis, For example, please provide support for the following statements:

•“these nominees will provide the type of leadership that will help CNS move forward as we enter a critical phase in CNS's growth and development...”;
•“Mr. Carpenter was better qualified to lead ...efforts to secure additional financing to complete the clinical trial..”; and,
•“...those efforts...have caused us to incur significant legal and related expenses...”.

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Company response:

With respect to the first statement (“these nominees will provide the type of leadership…”), the Company believes that the background and experience of each of the nominees, as discussed in detail in the biographical information for each nominee included elsewhere in the proxy statement, supports the statement.

With respect to the second statement (“Mr. Carpenter was better qualified to lead ...”), the Company believes that this is self-evident, as the board of directors, in the exercise of its business judgment, determined to replace Mr. Brandt with Mr. Carpenter.  The Company also believes that the statement is further supported by (i) the fact that it has successfully raised over $2 million since Mr. Carpenter became the CEO, whereas the only recent financing the Company obtained during Mr. Brandt’s tenure consisted of two bridge loans, one of which was provided by Mr. Brandt himself and the other by a venture capital firm affiliated with one of the Company’s directors and (ii) Mr. Carpenter’s success in adding Messrs. Thompson and Pappajohn to the board of directors.

With respect to the third statement (“...those efforts...have caused us to incur significant legal and related expenses...”), this is a factual statement, not one of opinion or belief.  The Company has, in fact, incurred significant legal and other fees and expenses that are directly related to Mr. Brandt’s actions, which it would not have incurred otherwise.

U.S. Securities and Exchange Commission
September 18, 2009

Who pays for the solicitation of proxies

10.
Refer to Item 4(b)(3) of Schedule 14A. Please clarify all the means you intend to use in the solicitation of proxies. Currently, your disclosure suggests that you will only solicit proxies personally, telephonically, via mail or facsimile. You omit reference of the use of the Internet. Please revise. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Company response:

The Company’s additional definitive soliciting materials include disclosure intended to make clear that the Company intends to also use the Internet to solicit proxies.  The Company also supplementally confirms its understanding that all written solicitation materials, including emails and scripts used for soliciting purposes, must be filed under cover of Schedule 14A on the date of first use.

11.
You indicate that you may engage a firm to assist in the solicitation of proxies. If a firm is engaged, please confirm in your response letter that you will provide in revised materials, the information required by Item 4(b)(3) of Schedule 14A.

Company response:
The Company supplementally confirms that it will provide the disclosure required by Item 4(b)(3) of Schedule 14A in the event the Company engages a firm to assist in the solicitation of proxies.

12.
It would appear that you intend to solicit proxies via the Internet. Please tell us whether you also plan to solicit via Internet chat rooms, and if so, tell us which websites you plan to utilize. Please note our comment above regarding materials that must be filed under cover of Schedule 14A.

Company response:
The Company supplementally confirms that it does not intend to solicit proxies via Internet chat rooms.

Matters Requiring Stockholder Action
Proposal No 1-Election of Directors
Information Regarding  the Board of Directors and Committees of the Company
Management

13.	Please revise to disclose whether each of the nominees consented to be named in the proxy and to serve, if elected. See Rule 14a-4(d).

Company response:
The Company’s additional definitive soliciting materials include disclosure that each of the nominees named in the proxy statement has consented to be named therein and to serve if elected.

U.S. Securities and Exchange Commission
September 18, 2009

14.
Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year. Also, please ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide.

Company response:
The Company’s additional definitive soliciting materials include revised biographical disclosure for the directors/nominees and executive officers.

15.
Please update the information required by Item 5(b)(iv) of Schedule 14A regarding the amount of equity securities beneficially owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Company response:
The information regarding the beneficial ownership has not changed since the date indicated in the proxy statement.

Form of Proxy Card

16.
You include a “blanket item” in the form of proxy in which you indicate that the proxies are authorized to vote in their discretion on such “other business that may properly come before the meeting and any adjournments or postponement hereof…” However, since you must specifically describe how the proxy will be voted and provide all of the information required by Schedule 14A (other than those matters for which Rule 14a-4(c) confers discretionary authority to act), this may be inappropriate. See Rule 14a-4(a)(3). While you may seek explicit authority to vote to adjourn the meeting to solicit additional proxies, it appears the authority you seek is broader. Alternatively, revise to clarify that you will only vote in your discretion on such matters which you are unaware of a reasonable time before the meeting. Please revise or advise.

Company response:

The Company’s additional definitive soliciting materials include disclosure intended to make clear that the proxy holders intend to use their discretionary authority only as to such matters which they are unaware of a reasonable time before the meeting and that the Company currently knows of no other matters to be presented for action at the meeting.

The Company has filed definitive additional soliciting materials which incorporate its responses to the comments as indicated above.

In connection with responding to your comments, the participants acknowledge that:
•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
September 18, 2009

Please feel free to contact me at 202-408-9234 or my colleague, Jeffrey Baumel, at 973-912-7189 if you have any questions with respect to these matters.

Sincerely, /s/ Thomas L. Hanley Thomas L. Hanley